July 1, 2009
Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Mail Stop 4720
100 F Street, N.E.
Washington, D.C. 20549

Re:	American National Insurance Company Amendment No. 1 to Registration Statement on Form 10-12B, filed June 2, 2009 File No. 001-34280
Dear Mr. Riedler:
On behalf of American National Insurance Company (the “Company”), we hereby submit the following response to your letter dated June 2, 2009 (the “Comment Letter”), containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to Amendment No. 1 to the Registration Statement on Form 10-12B, filed June 2, 2009.
In this letter, we have reproduced your comments in italics typeface, and have made our responses in normal typeface. In addition, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Please note that attached to this letter is the Company’s acknowledgement regarding its disclosure and the Staff’s comments. We respectfully request that the Staff provide its further comments at its earliest convenience.
Item 2. Financial Information page 26
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27
Critical Accounting Estimates, page 33
Property and Casualty Reserves, page 38

July 1, 2009	Page 2

Re:	American National Insurance Company Amendment No. 1 to Registration Statement on Form 10-12B, filed June 2, 2009 File No. 001-34280
1.
On page 39 you make reference to independent actuarial firms and their completion of the Statement of Actuarial Opinion at each year-end on the loss and loss adjustment expense reserves recorded for each subsidiary. Please expand your disclosure to clarify the purpose of these Statements of Actuarial Opinions.

Response:
The Company has modified the disclosure to address this comment. Please see page 39.
2.
Your revised disclosure in response to prior comment #10(f) appears to show only the impact of a mathematical change in your net loss reserves instead of the impact of reasonably likely changes in key assumptions as previously requested. Please revise to disclose the impact that reasonably likely changes in key assumptions may have on reported results, financial position and liquidity and explain why management believes the scenarios quantified are reasonably likely.

Response:
The Company removed the table showing the percentage change in loss reserves and replaced it with a table showing the impact of a change in claims reporting patterns, which is considered to be the key assumption most likely to change. Please see page 40.
Results of Operations and Related Information by Segment
Property and Casualty, page 71
3.	For each period, please revise to include a table that presents the components of the change in DAC and related disclosure similar to other segments or tell us why this disclosure is not meaningful.
Response:
The Company believes further analysis of Deferred Acquisition Cost (DAC) in the Property & Casualty business is not meaningful, as it is a short-tail business with policy terms between six months and one year. The short-tail nature of the business means that any DAC amounts at December 31, 2008 pertain only to activity during 2008, as all prior year costs would have been recognized during the year when the policy term expired.

July 1, 2009	Page 3

Re:	American National Insurance Company Amendment No. 1 to Registration Statement on Form 10-12B, filed June 2, 2009 File No. 001-34280
Corporate and Other, page 84
4.	Please refer to your revised disclosure in response to prior comment #17(b). Expand your disclosure to clarify why other-than-temporary impairments are not allocated to your insurance segments.
Response:
The Company’s response to this comment is combined and explained with its response to comment 5 below.
5.
Refer to your disclosure on page 85 that “due to the deterioration in the credit market and the other-than-temporary impairments recorded on assets which support the insurance segments, invested assets which were previously allocated to the Corporate and Other segment were reallocated in the first quarter of 2009 to the insurance segments. This resulted in a decrease in net investment income for the Corporate and Other segment.” Please revise your disclosure to clarify, if true, that the reallocation of invested assets to the insurance segments has been consistently applied to all periods presented. If not please advise us.

Response:
The Company has revised its description of its business segments to clarify how amounts of assets, liabilities, surplus and income are allocated between the segments. The Company believes that the clarified language provides the reader with sufficient information to understand why other-than-temporary impairments are not allocated to the insurance segments as well as why the reallocation of assets in the first quarter of 2009 is consistent with the Company’s standard segment accounting policies. Please see pages 28, 84 and 85.

July 1, 2009	Page 4

Re:	American National Insurance Company Amendment No. 1 to Registration Statement on Form 10-12B, filed June 2, 2009 File No. 001-34280
Investments
Unrealized Gains and Losses, page 102
6.
Refer to your tabular disclosure on the change in net unrealized gains or losses for the three months ended March 31, 2009 and 2008. Please disclose here, and in interim Note 4, how you calculated the provision for income taxes and clarify if the amount is a provision or benefit. Explain to us why the total amount does not equal the net unrealized loss component of comprehensive income disclosed in interim Note 11.

Response:
The Company has revised the disclosures on unrealized gains to correct the amounts presented. Please see pages 103, 203 and 213.
Item 6. Executive Compensation, page 116
Compensation Discussion and Analysis, page 116
Annual Incentive Compensation, page 119
7.
We note your response to our prior comment #22. Please include a footnote after each performance measure that breaks down how each Named Executive Officer was compensated based on the respective actual result. You may include this information in separate table if you wish.

Response: We have complied with this comment. Please see pages 123 and 124.
Consolidated Financial Statements
Notes to the Consolidated Financial Statements
2. Summary of Significant Accounting Policies and Practices, page 157
Deferred Policy Acquisition Cost, page 159

July 1, 2009	Page 5

Re:	American National Insurance Company Amendment No. 1 to Registration Statement on Form 10-12B, filed June 2, 2009 File No. 001-34280
8.
Refer to your response to prior comment #34. Please revise your disclosures to clarify, if true, that the amount for the present value of future profits resulting from the acquisition of life insurance portfolios is immaterial in all periods presented.

Response:
The Company has revised its disclosure to clarify that the amounts included in Deferred Policy Acquisition Costs for the present value of future profits resulting from acquisitions are immaterial for all periods presented. Please see page 175.
3. Investments
Unrealized Gains and Losses, page 166
9.
Your revised disclosure in response to prior comment #37 does not appear to provide sufficient information for investors to understand the information you considered, both positive and negative, in reaching the conclusion that the impairments are not other than temporary. Please provide further insight into your rationale for concluding that unrealized losses other-than-temporary impairments. Please refer to the suggested disclosure in paragraph 17(b) of FSP FAS115-1 and FAS 124-1.

Response:
The Company has modified its disclosure to provide further information on why the securities in an unrealized loss position are not other-than-temporarily impaired. Please see pages 168 and 204.
5. Fair Value of Financial Instruments, page 171
10.
Please refer to your response to prior comment #44. It does not appear that you included all of the information requested in our original comment. For transfers in, revise your disclosure to discuss the specific inputs that became unobservable and whether the transfer was the result of a change in methodology.

Response:
The Company has modified its disclosures to address the reasons for transfers to Level 3. Please see pages 173 and 209.

July 1, 2009	Page 5

Re:	American National Insurance Company Amendment No. 1 to Registration Statement on Form 10-12B, filed June 2, 2009 File No. 001-34280
Interim Consolidated Financial Statements
Consolidated Statements of Income, page 195
11.
Based on your description of the line item “Provision (benefit) for federal income taxes” it appears that a provision is a positive amount and a benefit is a negative amount. Please revise the amounts presented to be consistent with description and your tax provisions presented in the income statements for the three years ended December 31, 2008.

Response:
The Company has modified its presentation of income tax numbers to make the amounts consistent with the descriptions. Please see page 195.
If this response does not adequately answer all of your questions, or if you have any further questions, please contact the undersigned and we will work with the Company to supply further detail as quickly as possible.

Sincerely,

/s/ Sean A. Monticello

Sean A. Monticello

cc:	G. Richard Ferdinandtsen (American National Insurance Company) Scott Foley (SEC) Gregory S. Garrison (Greer, Herz & Adams, L.L.P.)